Exhibit 99.1

Gauzy Ltd. Announces Changes to Management and Board of Directors

Company Provides Update on Financial Position and Receives $50 Million Equity Line of Credit Proposal From Existing Shareholder

TEL AVIV, Israel, January 26, 2026 — Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control technologies, today announced changes to its management and Board of Directors and provided an update regarding its liquidity, financial position, and ongoing operations.

The Company announced that Meir Peleg, Gauzy’s Chief Financial Officer, has notified the Company of his decision to resign from his position. Mr. Peleg has agreed to remain in his role as Chief Financial Officer until no later than April 10, 2026, to assist in stabilizing the Company and to ensure a smooth transition to the Interim CFO. Dan Oshri, Gauzy’s current Executive Vice President of Finance, previously Finance Manager at Chevron Mediterranean Ltd. (Formerly Noble Energy Mediterranean Ltd.), has been appointed Interim Chief Financial Officer at Gauzy, effective upon Mr. Peleg’s departure. In this role, Mr. Oshri will continue to work closely with the Board of Directors and management team to support the Company’s liquidity initiatives, financial operations, and ongoing efforts to stabilize the business and evaluate strategic and financing alternatives.

In addition, Lilach Payorski and Alexander Babitsky, members of the Company’s Board of Directors, have stepped down from the Board. The Company expects to strengthen its Board of Directors with highly skilled and experienced independent individuals to support its plans in the near and long term.

Eyal Peso, Co-Founder and Chief Executive Officer of Gauzy, commented:

“I would like to thank Meir for his leadership and contributions to Gauzy over the past eight years, including his stewardship during a complex and challenging period for the Company, and for his commitment to supporting a smooth and orderly transition. Additionally, having worked closely with Dan, I have confidence that he will provide strong financial leadership during this interim period, continuing to support in continuity, discipline, and focus as the Company executes on its strategic and operational priorities.”

“I also want to thank Lilach and Alexander for their service and guidance as members of our Board of Directors. We are grateful for their contributions and wish them continued success in their future endeavors.”

Meir Peleg, Gauzy’s Chief Financial Officer, added:

“It has been an honor to serve as CFO of Gauzy for the past eight years. I’m proud of what we accomplished as a team—from strengthening our global financial infrastructure and controls to leading the Company through its IPO and the transition to life as a Nasdaq-listed public company. I sincerely appreciate the support, guidance, and professional development I have received while working with Eyal, the leadership team, and the broader organization, and I remain fully committed to helping ensure a smooth transition in the months ahead.”

Additionally, in order to manage recent liquidity challenges and operational constraints that have impacted the business of late, on January 23, 2026, the Company entered into a term sheet with an existing shareholder for a $50 million equity line of credit facility in order to support the Company’s operations. Under the proposed terms, the Company would have the right, but not the obligation, to draw down funds at its sole discretion over a 36-month period following SEC effectiveness of a Form F-1 registration statement.

The Company intends to file a Form F-1 registration statement with the U.S. Securities and Exchange Commission in connection with the proposed facility. The equity line of credit facility remains subject to negotiation of definitive agreements, SEC effectiveness of the registration statement, and satisfaction of customary closing conditions. There can be no assurance that the proposed facility will be completed on the terms described, or at all.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 60 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy’s ability to secure funding in order to maintain and support its operations;; the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com